ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

May 4, 2022

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed on April 26, 2022 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 9 (“Amendment No. 9”) to the above-referenced Registration Statement on Form S-1. Amendment No. 9 is marked to show changes made from Amendment No. 8 filed on April 26, 2022. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated May 3, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 8 to Registration Statement on Form S-1, Filed April 26, 2022

Prospectus Summary

Business Overview, page 6

1.	Comment: With respect to your NIA grant application, we note that you “received a non-fundable score for this application with comments from 3 reviewers which gave clear direction over what they felt was missing.” Please revise to disclose the comments received. Please also briefly discuss the design of the larger Phase II study.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 9 to disclose the comments received from the 3 reviewers and discuss the design of the larger Phase II study.

Description of Business

Senior Secured Convertible Note, page 99

2.	Comment: On page 99 you state that the conversion of the Senior Secured Convertible Note principal and interest is subject to the beneficial ownership limitations set forth in the Note. Please revise to briefly state the beneficial ownership limitations set forth in the Note. Please also briefly discuss the piggyback registration rights, including the duration of such rights.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 9 to state the beneficial ownership limitations set forth in the Note and discuss the piggyback registration rights, including the duration of such rights.

If the Staff has any further comments regarding Amendment No. 9 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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